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                                                                      EXHIBIT 12

            NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

 STATEMENT SHOWING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
           OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                           (in thousands of dollars)


                                                     Year Ended December 31,
                                -----------------------------------------------------------------
                                  1999           1998          1997          1996          1995
-------------------------------------------------------------------------------------------------
A. Net Income (Loss) per
     Statements of Income       $ (2,061)     $(120,825)     $183,335      $110,390      $248,036
B. Taxes Based on Income or
     Profits                       6,064        (66,728)      126,595        66,221       159,393
                                -----------------------------------------------------------------
C. Earnings, Before Income
     Taxes                         4,003       (187,553)      309,930       176,611       407,429
D. Fixed Charges(a)              518,165        433,313       304,451       308,323       314,973
                                -----------------------------------------------------------------
E. Earnings Before Income
     Taxes and Fixed Charges     522,168        245,760       614,381       484,934       722,402
                                =================================================================

   PREFERRED DIVIDEND FACTOR:
F. Preferred Dividend
     Requirements               $ 36,808      $  36,555      $ 37,397      $ 38,281      $ 39,596
                                =================================================================
G. Ratio of Pre-Tax Income
     to Net Income (C/A)           N/A            N/A            1.69         1.60           1.64
H. Preferred Dividend Factor
     (FxG)                      $ 36,808      $  36,555      $ 63,201      $ 61,250      $ 64,937
I. Fixed Charges                 518,165        433,313       304,451       308,323       314,973
                                -----------------------------------------------------------------
J. Fixed Charges and Preferred
     Dividends Combined         $554,973      $ 469,868      $367,652      $369,573      $379,910
                                =================================================================
K. Ratio of Earnings to
     Fixed Charges (E/D)            1.01           0.57 (b)      2.02          1.57          2.29
                                =================================================================
L. Ratio of Earnings to Fixed
     Charges and Preferred
     Dividends Combined (E/J)       0.94 (c)       0.52 (c)      1.67          1.31          1.90
                                =================================================================

(a) Includes a portion of rentals deemed representative of the interest factor: $25,673, $25,907 for 1998, $26,149 for 1997, $26,600 for 1996,
       and $27,312 for 1995.

(b) Fixed charges exceed earnings before income taxes and fixed charges by $187.6 million

(c) Fixed charges and preferred dividends combined, exceed earnings before income taxes and fixed charges by $32.8 million in 1999 and $224.1 million in 1998.

         N/A - Not applicable due to net loss displayed in line A.